UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 8, 2005

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition.". Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 9, 2005, Independence Holding Company issued a press release announcing 2005 Third Quarter and Nine Months Results. A copy of which is attached as Exhibit 99.1.

Item 7.01 Regulation FD Disclosure

News Release of Independence Holding Company dated November 8, 2005 announces Appointment of New Managing General Underwriters

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated November 9, 2005 announces 2005 Third Quarter and Nine Months Results

Exhibit 99.2   News Release of Independence Holding Company dated November 8, 2005 announces Appointment of New Managing General Underwriters.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>

Date: <u>November 9, 2005</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2005 THIRD QUARTER AND NINE MONTHS RESULTS

Stamford, Connecticut, November 9, 2005. Independence Holding Company (NYSE: IHC) today reported 2005 third quarter and nine months results.

Financial Results

Revenues increased 34% to $78,435,000 for the three months ended September 30, 2005 compared to three months ended September 30, 2004 revenues of $58,672,000 largely as a result of an increase in net premiums due to the Company's new Strategic Health segment and an increase in net retained premiums in the Medical Stop-Loss lines of business. Net income amounted to $4,788,000, or $.34 per share, diluted, for the three months ended September 30, 2005 compared to $5,546,000, or $.38 per share, diluted, for the three months ended September 30, 2004, a decrease of 11% per share. The three months ended September 30, 2005 included after tax realized and unrealized securities gains of $624,000, or $.04 per share, diluted, versus $658,000, or $.04 per share, diluted, for the three months ended September 30, 2004.

Revenues increased 26% to $213,090,000 for the nine months ended September 30, 2005 compared to nine months ended September 30, 2004 revenues of $169,217,000. Net income remained relatively constant at $16,406,000, or $1.15 per share, diluted, for the nine months ended September 30, 2005 compared to $16,596,000, or $1.16 per share, diluted, for the nine months ended September 30, 2004. The nine months ended September 30, 2005 included after tax realized and unrealized securities gains of $1,290,000, or $.09 per share, diluted, versus $1,520,000, or $.11 per share, diluted, for the nine months ended September 30, 2004.

IHC increased its ownership of the common stock of American Independence Corp. (NASDAQ: AMIC) by 6% to 48% during the third quarter of 2005. IHC's ownership of AMIC is accounted for on the equity method and had a carrying value, including goodwill, of $43,599,000 (4.0 million shares) at September 30, 2005. IHC's interest in AMIC's earnings is burdened twice: (i) by a non-cash provision for taxes recorded by AMIC and (ii) by a deferred tax charge at the IHC level. This burden amounted to $1,340,000 and $1,639,000 for the nine months ended September 30, 2005 and 2004, respectively.

Chief Executive Officer's Comments

Roy T.K. Thung, Chief Executive Officer, commented, "While we are pleased that our revenues increased by 34%, we are disappointed that net income declined modestly during the third quarter and was relatively flat for the nine months. We attribute this decrease primarily to the same factors as we reported last quarter: (i) a continuing generally "soft" market for employer medical stop-loss, our largest line of business; (ii) start-up costs associated with our expansion into multiple new lines of health insurance; and (iii) a significant reduction in investment income due to lower yields in 2005 as compared to 2004. On a more positive note, the Company has recently announced the appointment of three new Medical Stop-Loss MGUs which are expected to produce approximately $60 million of gross annualized premium in 2006. This new production should more than offset the reduction in premiums from this line of business due to the tightening of our underwriting guidelines and should position the Company to benefit when and if the

Medical Stop-Loss market hardens. We are also delighted to report that we have made significant progress in our new strategic health products: high deductible group health, short-term medical, dental, limited medical, high deductible individual health, and vision. These products have been very well received and we continue to explore multiple new distribution relationships. We remain optimistic as to our outlook as a result of our diversification into these strategic health products and the acquisition of a significant block of life policies in mid-2005, although we will not recognize the full benefit of these initiatives until 2006 or later."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY

THIRD QUARTER REPORT
SEPTEMBER 30, 2005
(In Thousands, Except Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Revenues				
Premiums earned	$ 62,691	$ 43,799	$ 167,900	$ 129,575
Net investment income	10,928	11,514	29,464	32,780
Net realized and unrealized gains	994	941	2,078	2,261
Equity income from AMIC	478	665	1,464	1,811
MGU fee income	2,933	1,316	7,262	1,700
Other income	411	437	4,922	1,090
	78,435	58,672	213,090	169,217
Expenses				
Insurance benefits, claims and reserves	45,995	32,526	118,443	94,334
Amortization of deferred acquisition costs	2,442	1,511	7,766	5,652
Interest expense on debt	883	526	2,593	1,588
Selling, general and administrative expenses	21,982	15,636	59,518	42,134
	71,302	50,199	188,320	143,708
Income before income taxes	7,133	8,473	24,770	25,509
Income tax expense	2,345	2,927	8,364	8,913
Net Income	$ 4,788	$ 5,546	$ 16,406	$ 16,596
Basic income per common share	$ .34	$ .39	$ 1.17	$ 1.18
Weighted average basic common shares	14,019	14,186	13,981	14,036
Diluted income per common share	$ .34	$ .38	$ 1.15	$ 1.16
Weighted average diluted common shares	14,286	14,532	14,255	14,359

As of September 30, 2005, there were 14,134,399 shares outstanding, net of treasury shares.

Exhibit 99.2

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
APPOINTMENT OF NEW MANAGING GENERAL UNDERWRITERS

Stamford, Connecticut, November 8, 2005. Independence Holding Company (NYSE: IHC) today announced the appointment of two new employer medical stop-loss managing general underwriters (MGUs) by Standard Security Life and Madison National Life.

Roy T.K. Thung, Chief Executive Officer, commented, "We are pleased to announce the appointment of two additional MGUs. As a result of our underwriting discipline in a continuing "soft" medical stop-loss market, our in-force block has declined to approximately $250 million. With the expected production from these MGUs and from the MGU appointed in June of this year, we anticipate that IHC will have approximately $310 million of annualized gross medical stop-loss premiums in 2006. In addition, we are delighted with our success in entering the first dollar health market in 2005 through various distribution channels and multiple product filings in most states. We continue to be committed to increasing the distribution of our core line of medical stop-loss, while actively expanding distribution of our first dollar health products. The full benefit of these new appointments and products will be largely realized starting in 2006."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate American Independence Corp. (NASDAQ: AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life, dental, vision and managed health care products. Madison National Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.